UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-39151

EHANG HOLDINGS LIMITED

EHang Future City (Group Headquarters)

No. 118 Dongjiang Avenue, Huangpu District,

Guangzhou, 510730

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note

This report on Form 6-K/A is being furnished by EHang Holdings Limited (the “Company”) to amend the reports on Form 6-Ks furnished with the Securities and Exchange Commission (the “Commission”) on August 26, 2025, November 26, 2025 and March 12, 2026 (collectively, the “Prior Form 6-Ks”), by providing corrected unaudited interim financial information for the second quarter, third quarter, and fourth quarter and full fiscal year ended December 31, 2025.

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2025, the Company discovered errors in revenue recognition in previously announced unaudited financial information for the three and six months ended June 30, 2025, the three and nine months ended September 30, 2025 and the three months and year ended December 31, 2025. Corrections to the 2025 interim and annual periods have been made to the revenues and accounts receivable, net, and the corresponding financial statement line items, including contract liabilities, accrued expenses and other liabilities, cost of revenues and prepayments and other current assets, the expected credit losses on accounts receivable, warranty costs and related balance, and relevant accounts for value-added tax and income tax. The quarterly and full-year financial information set forth below has been corrected accordingly to reflect such adjustments. Investors should not rely on the information set forth in the Prior Form 6-Ks, including but not limited to the operational and financial highlights, unaudited financial results (including revenues, costs of revenues, gross profit and gross margin, operating expenses, operating loss, net loss, net loss per ordinary share and per ADS, and balance sheet data), non-GAAP financial measures and reconciliations, management remarks and recent developments, and all related unaudited condensed consolidated financial statements and accompanying notes.

Certain information in the Prior Form 6-Ks furnished to the Commission on August 26, 2025 and November 26, 2025 was incorporated by reference into the Company’s Registration Statement on Form F-3ASR (the “Form F-3ASR”), which was filed with the Commission and became automatically effective on April 19, 2024. This Form 6-K/A (excluding financial information as of December 31, 2025 and for the three months and for the year ended December 31, 2025) is hereby incorporated by reference into the Form F-3ASR to supersede the corresponding Prior Form 6-Ks in its entirety. The Company has not made any offers or sales of securities pursuant to the Form F-3ASR (including pursuant to any prospectus supplement thereto) on or after August 26, 2025. In connection with the filing of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, the Company has determined that it no longer qualifies as a well-known seasoned issuer, and as a result, it is unable to use its registration statement on Form F-3ASR to offer and sell securities unless and until it files a post-effective amendment and such amendment is declared effective by the Commission.

EHANG HOLDINGS LIMITED

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(Amounts in thousands of Renminbi (“RMB”))

The following tables present the aggregated impact of the corrections of errors to the financial information for the presented periods.

	As of June 30, 2025			As of September 30, 2025			As of December 31, 2025			Correction #
	As Previously Reported	Corrections	As corrected	As Previously Reported	Corrections	As corrected	As Previously Reported	Corrections	As corrected
Accounts receivable, net	121,124	(36,600)	84,524	164,344	(24,733)	139,611	210,412	(98,742)	111,670	1>, 3>
Prepayments and other current assets	68,974	14,471	83,445	144,375	11,239	155,614	104,219	36,703	140,922	2>, 4>
Total current assets	1,446,886	(22,129)	1,424,757	1,543,125	(13,494)	1,529,631	1,545,552	(62,039)	1,483,513
Deferred tax assets	—	—	—	—	—	—	3,305	3,664	6,969	4>
Total non-current assets	328,688	—	328,688	384,375	—	384,375	504,356	3,664	508,020
Total assets	1,775,574	(22,129)	1,753,445	1,927,500	(13,494)	1,914,006	2,049,908	(58,375)	1,991,533
Contract liabilities	61,952	—	61,952	72,017	—	72,017	66,607	(5,768)	60,839	1>
Accrued expenses and other liabilities	176,769	217	176,986	189,367	747	190,114	268,353	(4,914)	263,439	1>, 3>, 4>
Income taxes payable	106	—	106	10	—	10	3,100	(1,280)	1,820	4>
Total current liabilities	578,032	217	578,249	662,692	747	663,439	727,759	(11,962)	715,797
Other non-current liabilities	3,893	(400)	3,493	3,509	(200)	3,309	5,651	(975)	4,676	3>
Total non-current liabilities	187,812	(400)	187,412	212,659	(200)	212,459	208,369	(975)	207,394
Total liabilities	765,844	(183)	765,661	875,351	547	875,898	936,128	(12,937)	923,191
Accumulated deficit	(2,143,728)	(21,946)	(2,165,674)	(2,225,884)	(14,041)	(2,239,925)	(2,216,920)	(45,438)	(2,262,358)	All
Total EHang Holdings Limited shareholders’ equity	1,010,015	(21,946)	988,069	1,052,782	(14,041)	1,038,741	1,114,365	(45,438)	1,068,927
Total shareholders’ equity	1,009,730	(21,946)	987,784	1,052,149	(14,041)	1,038,108	1,113,780	(45,438)	1,068,342
Total liabilities and shareholders’ equity	1,775,574	(22,129)	1,753,445	1,927,500	(13,494)	1,914,006	2,049,908	(58,375)	1,991,533

EHANG HOLDINGS LIMITED

SELECTED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS DATA

(Amounts in thousands of Renminbi (“RMB”) except for number of shares and per share data)

	Three months ended June 30, 2025			Three months ended September 30, 2025			Three months ended December 31, 2025			Correction #
	As Previously Reported	Corrections	As corrected	As Previously Reported	Corrections	As corrected	As Previously Reported	Corrections	As corrected
Total revenues	147,162	(33,841)	113,321	92,472	8,460	100,932	243,778	(66,142)	177,636	1>
Costs of revenues	(55,090)	11,450	(43,640)	(36,263)	(2,863)	(39,126)	(92,424)	24,162	(68,262)	2>, 3>
Gross profit	92,072	(22,391)	69,681	56,209	5,597	61,806	151,354	(41,980)	109,374
General and administrative expenses	(74,210)	445	(73,765)	(69,767)	2,308	(67,459)	(72,720)	5,640	(67,080)	3>
Total operating expenses	(172,921)	445	(172,476)	(150,789)	2,308	(148,481)	(160,075)	5,640	(154,435)
Operating loss	(78,115)	(21,946)	(100,061)	(91,718)	7,905	(83,813)	(6,620)	(36,340)	(42,960)
Loss before income tax and income (loss) from equity method investment	(79,412)	(21,946)	(101,358)	(80,928)	7,905	(73,023)	11,808	(36,340)	(24,532)
Income tax (expenses) benefits	(114)	—	(114)	1	—	1	(420)	4,943	4,523	4>
Loss before income (loss) from equity method investment	(79,526)	(21,946)	(101,472)	(80,927)	7,905	(73,022)	11,388	(31,397)	(20,009)
Net loss	(81,013)	(21,946)	(102,959)	(82,112)	7,905	(74,207)	10,542	(31,397)	(20,855)	All
Net loss attributable to ordinary shareholders	(80,793)	(21,946)	(102,739)	(82,156)	7,905	(74,251)	10,494	(31,397)	(20,903)
Basic and diluted - ordinary share	(0.56)	(0.15)	(0.71)	(0.55)	0.05	(0.50)	0.07	(0.21)	(0.14)
Basic and Diluted- ADS	(1.12)	(0.30)	(1.42)	(1.10)	0.10	(1.00)	0.14	(0.42)	(0.28)
Comprehensive loss	(85,022)	(21,946)	(106,968)	(89,218)	7,905	(81,313)	722	(31,397)	(30,675)
Comprehensive loss attributable to EHang Holdings Limited	(84,802)	(21,946)	(106,748)	(89,262)	7,905	(81,357)	674	(31,397)	(30,723)

EHANG HOLDINGS LIMITED

SELECTED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS DATA

(Amounts in thousands of Renminbi (“RMB”) except for number of shares and per share data) (CONTINUED))

	Six months ended June 30, 2025			Nine months ended September 30, 2025			Year ended December 31, 2025			Correction #
	As Previously Reported	Corrections	As corrected	As Previously Reported	Corrections	As corrected	As Previously Reported	Corrections	As corrected
Total revenues	173,254	(33,841)	139,413	265,726	(25,381)	240,345	509,504	(91,523)	417,981	1>
Costs of revenues	(64,889)	11,450	(53,439)	(101,152)	8,587	(92,565)	(193,576)	32,749	(160,827)	2>, 3>
Gross profit	108,365	(22,391)	85,974	164,574	(16,794)	147,780	315,928	(58,774)	257,154
General and administrative expenses	(135,554)	445	(135,109)	(205,321)	2,753	(202,568)	(278,041)	8,393	(269,648)	3>
Total operating expenses	(283,778)	445	(283,333)	(434,567)	2,753	(431,814)	(594,642)	8,393	(586,249)
Operating loss	(167,993)	(21,946)	(189,939)	(259,711)	(14,041)	(273,752)	(266,331)	(50,381)	(316,712)
Loss before income tax and income (loss) from equity method investment	(156,071)	(21,946)	(178,017)	(236,999)	(14,041)	(251,040)	(225,191)	(50,381)	(275,572)
Income tax (expenses) benefits	(115)	—	(115)	(114)	—	(114)	(534)	4,943	4,409	4>
Loss before income (loss) from equity method investment	(156,186)	(21,946)	(178,132)	(237,113)	(14,041)	(251,154)	(225,725)	(45,438)	(271,163)
Net loss	(159,403)	(21,946)	(181,349)	(241,515)	(14,041)	(255,556)	(230,973)	(45,438)	(276,411)	All
Net loss attributable to ordinary shareholders	(158,877)	(21,946)	(180,823)	(241,033)	(14,041)	(255,074)	(230,539)	(45,438)	(275,977)
Basic and diluted - ordinary share	(1.10)	(0.15)	(1.25)	(1.65)	(0.10)	(1.75)	(1.57)	(0.31)	(1.88)
Basic and Diluted- ADS	(2.20)	(0.30)	(2.50)	(3.30)	(0.20)	(3.50)	(3.14)	(0.62)	(3.76)
Comprehensive loss	(165,411)	(21,946)	(187,357)	(254,629)	(14,041)	(268,670)	(253,907)	(45,438)	(299,345)
Comprehensive loss attributable to EHang Holdings Limited	(164,885)	(21,946)	(186,831)	(254,147)	(14,041)	(268,188)	(253,473)	(45,438)	(298,911)

Note:

1>	Corrections of revenues and accounts receivable, net

The Company has concluded, based on its review of its revenue recognition, that it is not probable to collect substantially all of the consideration for certain orders from customers, and any consideration received from such customers will be recognized as a liability by the Company until the criterion set forth in ASC 606-10-25-7 is met. As a result, the Company has corrected the revenues and accounts receivable, net in presented periods, with corresponding adjustments to contract liabilities and accrued expenses and other liabilities.

2>	Corrections of costs of revenues and prepayments and other current assets

Following the correction of revenues and accounts receivable, net as discussed above, the Company correspondingly reversed the related costs of revenues and recorded the right to recover the transferred inventories in prepayments and other current assets, as stipulated in the contracts or by relevant laws.

3>	Corrections of warranty provisions and expected credit losses on accounts receivable

The corrections related to the aforementioned sales transactions resulted in corresponding corrections to warranty costs, expected credit losses, resulting in adjustments on costs of revenues, general and administrative expenses, accrued expenses and other liabilities, and accounts receivable, net.

4>	Corrections of relevant accounts for value-added tax and income tax

The corrections related to the aforementioned sales transactions resulted in changes in timing and amount of the Company’s value-added tax and income tax liabilities. Consequently, relevant financial statement line items, including prepayments and other current assets, deferred tax assets, accrued expenses and other liabilities, income taxes payable and income tax expenses, have been correspondingly adjusted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ Conor Chia-hung Yang
Name:	Conor Chia-hung Yang
Title:	Chief Financial Officer

Date: May 15, 2026